TERM SHEET - FOR DISCUSSION PURPOSES ONLY

     The following outline is a summary of certain terms and conditions for a restructuring of the Senior Secured Uncertificated Notes due 1995 (the "Senior Notes") of Mortgage and Realty Trust ("MRT") and a prepackaged plan of reorganization for MRT (the "Plan"). It has been prepared solely to facilitate discussion of a possible transaction and does not create or reflect any agreement, commitment or obligation on the part of any person and may only be used for the purpose of negotiating and facilitating settlement discussions. This Term Sheet shall be inadmissable in any proceeding relating to the settlement of claims or contestable matters.

PROPOSED TREATMENTS
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A.  Senior Notes:

    On the Effective Date of the Plan, each holder of MRT's Senior Notes issued under the Indenture dated July 15, 1992 between MRT and Wilmington Trust Company (the "Old Senior Notes Indenture") will receive its pro rata share of the following:

    (1) the amount of cash held by MRT in excess of its short-term obligations following confirmation of the Plan (the "Short-Term Obligations"); provided, however, that such amount shall not be less than $50 million. The holders of the Senior Notes agree that the amount of the Short-Term Obligations, which shall not exceed $10 million, shall be determined by the holders of the Senior Notes, after consultation with and input from the management of MRT regarding its Short-Term Obligations, and it is the intent of the holders of the Senior Notes to allow MRT to retain a sufficient amount of cash to enable MRT to satisfy its Short-Term Obligations following confirmation of the Plan and avoid any liquidity shortfalls.

    (2) $110 million aggregate principal amount of 11-1/8% senior secured notes due 2002 (the "New Senior Notes"); and

    (3) 97% (or 99.5% if the holders of old equity interest do not vote to accept the Plan in accordance with section 1126(d) of the Bankruptcy
         Code) of the common stock of MRT issued on the Effective Date of the Plan (the "Common Stock", and collectively with the New Senior Notes, the "New Securities").

B.  Imperial Bank Claim:

    The Imperial Bank loan will be restructured in accordance with the New Imperial Bank Loan Documents (subject to review and approval by the holders of the Senior Notes).

C.  Unsecured Claims

    Holders of unsecured claims will receive cash in the allowed amount of their claims (subject to review of the estimated amount of such claims).

D.  Existing Equity Interests

    If holders of equity interests vote to accept the Plan in accordance with section 1126(d) of the Bankruptcy Code, then each holder shall receive its pro rata share of 3% of the New Common Stock on the Effective Date. If holders of equity interests do not vote to accept the Plan in accordance with section 1126(d) of the Bankruptcy Code, they shall receive nothing on account of their equity interests. In either event, all existing equity interests will be canceled on the Effective Date of the Plan.

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PROCEDURES AND STRUCTURE
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The Term Sheet shall be effectuated through a "prepackaged" chapter 11 case.

MRT shall maintain its REIT status.


CONDITIONS PRECEDENT TO THE RESTRUCTURING:
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(a) Board of Directors of MRT shall recommend that the existing equity accept the Plan and support the Plan; (b) completion of satisfactory documentation consistent with the terms hereof; and (c) MRT shall have made all necessary regulatory filings and shall have obtained necessary regulatory approvals.


TERMS OF THE NEW SENIOR NOTES
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Issuer:                 MRT

Trustee:                A commercial bank or trust company.
Principal Amount:       $110 million

Interest Rate:          11-1/8% per annum, payable quarterly on March 31,
                        June 30, September 30 and December 31, in arrears.

Maturity:               Seven years from the Effective Date of the Plan.

Amortization:           Any unpaid principal and any accrued but unpaid
                        interest shall be paid in full on the seventh anniversary of the Effective Date of the Plan.

Ranking: The New Senior Notes will rank senior to all other indebtedness of MRT existing now or hereafter.

Security:               Subject to existing and permitted future liens granted
                        in connection with asset refinancings, the New Senior
                        Notes Indenture (the "Senior Notes Indenture") will provide for a first priority lien on all existing and future assets of MRT to secure the New Senior Notes.
                        Where a first priority lien is not available, MRT shall grant a lien of the next highest priority available, if any.

Mandatory Redemption:   MRT will be required to redeem the New Senior Notes
                        upon maturity; provided, however, that upon the receipt of proceeds from the sale of MRT assets, which proceeds shall include mortgage repayments (the "Asset Sale
                        Proceeds"), 90% of the Asset Sale Proceeds shall be used to redeem the then outstanding New Senior Notes on a pro rata basis at par until the aggregate amount outstanding of the New Senior Notes has been reduced to $75 million, whereupon 75% of the Asset Sale Proceeds shall be used to redeem the then outstanding New Senior
                        Notes on a pro rata basis at par until 100% of the New
                        Senior Notes have been redeemed.

Optional Redemption:    The New Senior Notes will be redeemable at par plus
                        accrued and unpaid interest at any time.

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Covenants:              The New Senior Notes Indenture will contain customary
                        affirmative, negative and financial covenants, for this type of security (as agreed to by the holders of Senior Notes), including, without limitation, the following:
                        (a) limitations on existing advances and investments,
                        (b) limitations on new investments, (c) restrictions on future financing transactions and (d) limitations on capital expenditures.

Events of Default:      The New Senior Notes Indenture will provide for
                        customary events of default.


TERMS OF THE COMMON STOCK
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Dividends:              Dividends will be payable on the shares of Common Stock
                        out of funds legally available therefor and to the extent permitted by law.

Voting Rights:          One vote for each share of Common Stock on all matters
                        required or permitted to be voted on by shareholders of MRT.


REGISTRATION RIGHTS
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In connection with the Plan, MRT shall prepare a "shelf" registration statement for the New Securities issued pursuant to the Plan. MRT shall file and have declared effective the "shelf" registration statement within 90 days from the issuance of the New Securities, and MRT shall keep the "shelf" registration statement effective for a period of three years after the Effective Date of the Plan, with customary liquidated damages to be payable to "affiliates" that hold the New Common Stock and the Senior Notes in the event MRT fails to timely perform.


CORPORATE GOVERNANCE
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Board of Trustees:       A new Board of Trustees shall be appointed consisting
                         of seven members. One member shall be the Chief Executive Officer, four members shall be designated by the Holders of Senior Notes listed below, one member shall be designated by Prudential, and one member shall be designated by the other Holders of Senior Notes listed below.

Holders of Senior Notes: The Prudential Insurance Company of America
                         Fidelity Management & Research Company
                         Angelo, Gordon & Co.
                         Mutual Series Fund, Inc.
                         Strome-Susskind & Co.
                         Emerald Partners

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